SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Circular on Discloseable Transaction dated January 10, 2008	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 10, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

DISCLOSEABLE TRANSACTION

DISPOSAL OF EQUITY INTERESTS IN GUOTAI JUNAN SECURITIES CO. LTD.

AND GUOTAI JUNAN ASSET MANAGEMENT CO. LTD.

This circular is despatched to the H Shareholders of the Company whose names are registered in the H share register of members of the Company on close of trading as at the Latest Practicable Date. A letter from the Board of Directors of Sinopec Shanghai Petrochemical Company Limited is set out on pages 3 to 7 of this circular.

10 January 2008

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions have the following meanings:

“Administrative Rules”	the “Administrative Rules on the Assets and Equity Transaction Market of Shanghai” ( )

“Board”	the board of directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Director(s)”	director(s) of the Company, including independent non-executive directors

“Equity Transaction Contracts”	Two Shanghai Assets and Equity Transaction Contracts entered into between the Company and Ping An Trust and the relevant agencies on 12 December 2007, regarding the Transaction

“Group”	the Company and its subsidiaries

“Guotai Junan”	Guotai Junan Securities Co. Ltd., a joint-stock company incorporated in the PRC

“Guotai Junan Shares”	the 7,604,140 shares of Guotai Junan owned by the Company, representing approximately 0.16% of the entire issued share capital of Guotai Junan

“Guotai Management”	Guotai Junan Asset Management Co., a joint-stock company incorporated in the PRC

“Guotai Management Shares”	the 617,917 shares of Guotai Management owned by the Company, representing approximately 0.16% of the entire issued share capital of Guotai Management

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	The International Financial Reporting Standards promulgated by the International Accounting Standards Board.

“Latest Practicable Date”	10 January 2008, being the latest practicable date before the printing of this circular for ascertaining certain information

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ping An Trust”	China Ping An Trust & Investment Co., Ltd., a limited liability company incorporated in the PRC

“PRC”	The People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Equity Exchange”	Shanghai United Assets and Equity Exchange, a platform for assets and equity transaction approved by Shanghai Municipal Government.

“Shanghai Listing Rules”	The Listing Rules of the Shanghai Stock Exchange

“Shares”	Guotai Junan Shares and Guotai Management Shares

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning given to it in the Listing Rules

“Supervisors”	the supervisors of the Company

“Transaction”	the transfer of the Guotai Junan Shares and the Guotai Management Shares to Ping An Trust pursuant to the Equity Transaction Contract

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Executive Directors: Rong Guangdao	Registered Office:
Du Chongjun	48 Jinyi Road
Han Zhihao	Jinshan District
Shi Wei	Shanghai 200540
Li Honggen	PRC
Dai Jinbao

Non-executive Directors:
Lei Dianwu
Xiang Hanyin

Independent non-executive Directors: Chen Xinyuan
Sun Chiping
Jiang Zhiquan
Zhou Yunnong

10 January 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

DISPOSAL OF EQUITY INTERESTS IN GUOTAI JUNAN SECURITIES CO. LTD.

AND GUOTAI JUNAN ASSET MANAGEMENT CO. LTD.

INTRODUCTION

Reference is made to the discloseable transaction announcement published by the Company on 20 December 2007 on the Company’s website and the website of the Hong Kong Stock Exchange.

In October 2007, the Company authorized Shanghai Xin Gong Lian Asset and Equity Agency Co. Ltd. ( ) to, on its behalf, list the Guotai Junan Shares and the Guotai Management Shares on the Shanghai Equity Exchange for sale through an electronic bidding system, and to transfer the Shares to the winning bidder as confirmed by the Shanghai Equity Exchange. Guotai Junan and Guotai Management are not subsidiaries of the Company.

On 12 December 2007, pursuant to the Administrative Rules and the relevant regulations of the Shanghai Equity Exchange, Ping An Trust was confirmed as the winning bidder for the Shares.

On 19 December 2007, the Board of the Company considered and approved the relevant resolution in relation to the Transaction and the Equity Transaction Contracts signed by the Company on 12 December 2007 with Ping An Trust. The Transaction does not constitute a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. The Company had not entered into any other transactions with Ping An Trust and its ultimate beneficial owner prior to the Transaction.

The purpose of this circular is to provide Shareholders with further information relating to the Transaction which constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

THE EQUITY TRANSACTION CONTRACTS

In order to validly transfer the Shares to Ping An Trust, on 12 December 2007 the Company entered into the Equity Transaction Contracts with Ping An Trust and other relevant authorized agencies necessary for the purposes of effecting the Transaction. Pursuant to the Equity Transaction Contracts, the Company agreed to transfer the Shares to Ping An Trust at a total consideration of RMB175,000,000. The Equity Transaction Contracts will come into effect officially upon review and approval and issuance of the relevant transaction certificates by the Shanghai United Assets and Equity Exchange, and performance of the Equity Transaction Contracts will only take place upon the issuance of the relevant transaction certificates by the Shanghai Equity Exchange.

The Company is pleased to announce that the Shanghai Equity Exchange has reviewed and approved the Transaction and issued the relevant transaction certificates on 20 December 2007. As at the date of this circular, the Equity Transaction Contracts have come into full effect and the transfer of the Shares is being performed.

BASIC INFORMATION ABOUT THE TRANSACTION

The Transaction involved the transfer of the Guotai Junan Shares (representing 0.16% of the total shares of Guotai Junan) and the Guotai Management Shares (representing 0.16% of the total shares of Guotai Management), both owned by the Company.

On 18 August 1999, the former Guotai Securities Co. and the former Junan Securities Co. merged to form a company known as “Guotai Junan Securities Co., Ltd.” with a registered capital of RMB3,727,000,000. The Company then invested RMB7,660,000 to acquire 7,660,000 shares in “Guotai Junan Securities Co., Ltd.”. In 2001, “Guotai Junan Securities Co., Ltd.” was divided into “Guotai Junan and “Guotai Management”. As a result, the Company’s 7,660,000 shares in Guotai Junan Securities Co., Ltd” were splited up into the “Guotai Junan Shares and the “Guotai Management Shares”.

The Shares are not subject to any encumbrance, such as guarantees, charges, pledges or other limitations on transfer, and are not involved in any litigation, arbitration, judicial enforcement and other substantial disputes or proceedings.

CONSIDERATION

For the two financial years ended 31 December 2005 and 2006, the Company did not earn any dividends on the Shares. In addition, the Company did not record any other profit attributable to the Shares in its financial statements (whether prepared under PRC Accounting Rules and Regulations or IFRS) for the years ended 31 December 2005 and 2006, being the two financial years of the Company immediately prior to the Transaction. In accordance with the PRC Accounting Rules and Regulations, the Company recorded the Shares as long-term investment at the cost of acquisition as the initial cost of investment. Any dividends earned on the Shares would be recorded as investment income and would not affect the underlying value of the investment. As at 31 December 2006, the audited book value of the Guotai Junan Shares and the Guotai Management Shares was RMB7,084,300 and RMB575,700 respectively, giving a total value of RMB7,660,000.

Based on the asset appraisal reports, Zhong Feng Ping Bao Zi (2007) No. 050 (2007) 050 ) and Zhong Feng Ping Bao Zi (2007) No. 051 (2007) 051 ), which were prepared by Beijing Zhong Feng Asset Appraisal Co., Ltd ( ) (the “Valuer”), a company qualified to carry on securities business, the Guotai Junan Shares and the Guotai Management Shares were valued at RMB65,547,700 and RMB1,186,400, respectively, as at 31 December, 2006. The total value of the Shares was valued at RMB66,734,100.

By reference to the valuation results and to avoid transferring the Shares at a consideration lower than the value appraised by the Valuer, the Company set the base price for the auction process of the Shares at RMB75,000,000. Interested purchasers may bid for the Shares through the electronic bidding platform provided by the Shanghai Equity Exchange. The winning bidder must purchase both the Guotai Junan Shares and the Guotai Management Shares together. On 12 December 2007, the bidding process ended and Ping An Trust, the ultimate winning bidder, was confirmed as the transferee of the Shares for RMB175,000,000, of which the winning prices for the Guotai Junan Shares and the Guotai Management Shares were RMB173,813,600 and RMB1,186,400 respectively, giving an aggregate total consideration of RMB175,000,000. On 29 December 2007, Ping An Trust transferred the aforementioned total consideration for the Shares in a lump-sum payment to a bank account designated by the Company.

As a result of the completion of the Transaction, the Company recorded a net income of approximately RMB166,257,300 (before taxation) for the sale of the Shares to Ping An Trust, being the difference between the final consideration of RMB175,000,000 and the value of its initial investments in the Shares of RMB7,660,000 and the agency fees of approximately RMB1,082,700 (the amount of agency fees being paid is different from the figure disclosed in the discloseable transaction announcement dated 20 December 2007 as the agents gave the Company a discount for such fees later when the Company carried out its obligation under the Equity Transfer Contracts). The Company is therefore pleased to announce that it has realized a relatively substantial investment gain through the Transaction. The Company intends to apply the sales proceeds as general working capital in its daily operations.

REASONS FOR THE TRANSACTION

Investment is not the Company’s core business at all times. Through this transaction, the Company has, on the one hand, disposed of certain non-core business assets, and on the other hand, the Company will realize a relatively substantial investment gain that will positively impact the Company’s profit and loss accounts. To enhance the effectiveness of the Company’s operational strategy, selling the Shares will be a benefit to the Company, which will bring in funding for the development of the Company’s core business. Upon completion of the Transaction, the Company has no plan to make any new investments in the financial industry.

The Board of the Company believes that the terms of the Transaction are of normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

EFFECT OF THE TRANSACTION

As a result of the completion of the Transaction, the Company gained a profit of approximately RMB166,257,300 (before taxation) for the sale of the Shares to Ping An Trust, being the difference between the final consideration of RMB175,000,000 and the value of its initial investments in the Shares of RMB7,660,000 and the agency fees of approximately RMB1,082,700, which has a positive impact on the Company’s earnings.

As mentioned above, as the result of the Transaction, the Company has disposed of certain non-core business assets and realised a gain. The Transaction has therefore increased the Group’s total assets at the amount of RMB166,257,300.

The Company does not expect the Transaction to have any impact on its liabilities.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

INFORMATION ABOUT THE PARTIES

The Company is a highly integrated petrochemical enterprise which processes crude oil into synthetic fibres, resins, plastics, intermediate petrochemicals and petroleum products.

Ping An Trust is a PRC non-bank financial institution approved by the People’s Bank of China which runs the trust and investment business and controlled by Ping An Insurance (Group) of China, Ltd. Its basic information is set out below:

Name	Ping An Trust & Investment Co., Ltd.

Address	Ping An Building, No. 3 Ba Gua Road, Ba Gua Ling, Shenzhen, PRC

Enterprise type	Company with limited liabilities

Legal representative	Tong Kai

Date of incorporation	19 November 1984

Registered capital	RMB4.2 billion

Business	Trust business for capital, immovable assets, movable assets and other assets, fund investment business, trust business for public interests, trust business for lease, agency business such as reorganization of enterprise’s assets, M&A and project finance, enterprise finance management, financial advisor, etc.

Taxation registration number	440300100020009

Major shareholder	Ping An Insurance (Group) of China, Ltd.

To the best of the knowledge of the Company and the Board, Ping An Trust is not connected to the Company and the Company’s top 10 shareholders in respect of property rights, businesses, assets, liabilities and debts, personnel and so forth. Ping An Trust is neither a connected person of the Company under Chapter 10 of the Shanghai Listing Rules nor Chapter 14A of the Hong Kong Listing Rules. Ping An Trust and its ultimate beneficial owner are third parties independent of the Company and its connected persons. Under PRC Accounting Rules and Regulations and as audited by the auditor of Ping An Trust, Ernst & Young Hua Ming Certified Public Accountants, as at 31 December 2006, Ping An Trust’s total assets, net assets and net profit were RMB16,586,652,548, RMB4,869,902,094 and RMB576,174,007, respectively.

Additional Information

Your attention is also drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
/s/ Zhang Jingming
Zhang Jingming
Company Secretary

APPENDIX GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	Disclosure of Interests

(a) Interests and short positions of the Directors and Supervisors of the Company in competing business

As at the Latest Practicable Date, none of the Directors, Supervisors or any of their respective associates, so far as is known to them, was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

(b) Interests and short positions of the Directors, the Supervisors and the senior management of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, other than Rong Guangdao, an executive Director, the Chairman and the President of the Company, who holds 3,600 A shares of the Company (representing approximately 0.00007% of the total A shares issued by the Company) and Du Chongjun, an executive Director, the Vice Chairman and the Vice President of the Company, who holds 1,000 A shares of the Company (representing approximately 0.00002% of the total A shares issued by the Company), none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, none of the Directors, Supervisors and senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for shares or debentures of the Company or any of its associated corporations.

As at the Latest Practicable Date, the following Directors and Supervisors of the Company were the directors or employees of companies which have interests or short positions in the shares or underlying shares of the Company that is required to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO:

Name	Name of shareholder	Position in the shareholder
Lei Dianwu	China Petroleum & Chemical Corporation	Director of Development and Planning Division

Xiang Hanyin	China Petroleum & Chemical Corporation	Deputy Director of Chemical Division

Geng Limin	China Petroleum & Chemical Corporation	Deputy Director of Supervisory Department

Lv Xiangyang	China Petroleum & Chemical Corporation	Deputy Director of Audit Department

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors and senior management of the Company were the directors or employees of companies which have interests or short positions in the shares or underlying shares of the Company that is required to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO.

(c) Interests and short positions of substantial shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital were as set out in the tables below:

(i) Interests in the shares of the Company

				Approximate shareholdings as a percentage (%) of:
Name of shareholder	Type of shares held	Class of shares held	Number of shares held	The relevant class of shares	The total issued share capital of the Company
China Petroleum & Chemical Corporation	Beneficial owner	Non-circulating domestic promoter’s legal person shares	4,000,000,000(L)	82.14(L)	55.56

China Petrochemical Corporation (Note)	Attributable interests	Non-circulating domestic promoter’s legal person shares	4,000,000,000(L)	82.14(L)	55.56

UBS AG	Beneficial owner	Overseas listed H shares	152,143,314(L) 32,346,500(S)	6.53(L) 1.39(S)	2.11(L) 0.45(S)

Government of Singapore Investment Corporation Pte Ltd	Beneficial owner	Overseas listed H shares	138,933,700(L)	5.96(L)	1.93(L)

(L) — long position; (S) — short position

Note: Based on the information available to the Directors of the Company on the website of the Hong Kong Stock Exchange and so far as the Directors are aware, as at the Latest Practicable Date, China Petrochemical Corporation holds 65,758,044,493 domestic shares in China Petroleum & Chemical Corporation, representing 75.84% of the total issued share capital of China Petroleum & Chemical Corporation. By virtue of such relationship, China Petrochemical Corporation is deemed interested in the 4,000,000,000 domestic promoter’s legal person shares of the Company directly held by China Petroleum & Chemical Corporation.

(ii) Interests in the subsidiaries of the Company

Name of subsidiary (Note)	Number of substantial shareholder	Shareholding percentage in the subsidiary
Shanghai Jinpu Plastics Packaging Materials Company Limited	(i)ITOCHU Corporation	30
	(ii)Shanghai Jinshan Industrial Investment & Development Company Limited	20

BOC-SPC Gases Co., Ltd.	BOC (China) Holdings Company Ltd.	50

China Jinshan Associated Trading Corporation	(i)China Petrochemical International Company Ltd.	22.67
	(ii)Shanghai Overseas Company	10

Shanghai Jinchang Engineering Plastics Company Limited	(i)ITOCHU Corporation	15
	(ii)CHISSO Petrochemical Corporation	25

Shanghai Golden Phillips Petrochemical Company Limited	Chevron Phillips Chemical LLP	40

Zhejiang Jin Yong Acrylic Fibre Company Limited	Zhejian Province Economic Construction and Investment Company	20

Note: The English names of certain companies referred herein represent the Company’s best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors of the Company are aware of, no person (not being a Director or senior management of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any asset which had since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

3.	Litigation

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

4.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5.	Material Adverse Changes

There has been no material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited accounts of the Company have been made up.

6.	Miscellaneous

(a) The company secretary of the Company is Zhang Jingming, a senior economist. The Company does not have a qualified accountant appointed according to the Listing Rules 3.24.

(b)	The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, the PRC.

(c) The share registrars and transfer office for the Company’s H shares are Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.